UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): **August 27, 2012**
CATERPILLAR INC.

(Exact name of registrant as specified in its charter)
Delaware

(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer Identification No.)
100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**
Former name or former address, if changed since last report: **N/A**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.03.   Creation of a Direct Financial Obligation of a Registrant.

On August 27, 2012, Caterpillar Inc. (the "Company") issued $919,887,000 aggregate principal amount of 3.803% Debentures due 2042 (the "New Debentures") in connection with the expiration of its previously announced offers to exchange certain of its outstanding series of debentures and senior notes for a combination of New Debentures and cash (the "Exchange Offers"). These New Debentures were issued in addition to the $801,649,000 aggregate principal amount of New Debentures issued on August 15, 2012 pursuant to the Exchange Offers. The New Debentures were issued in reliance on exemptions from the registration requirements of the Securities Act of 1933, as amended.

The New Debentures were issued pursuant to an Indenture dated as of May 1, 1987, as supplemented and amended (as so amended or supplemented from time to time, the "Indenture"), between the Company and U.S. Bank National Association, as successor trustee. The forms of the New Debentures are filed as Exhibits 4.1 and 4.2, respectively, and are incorporated herein by reference in their entirety.

Item 8.01.   Other Events.

On August 27, 2012, the Company issued a press release announcing the final results of its Exchange Offers. The press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01.   Financial Statements and Exhibits.

 (d) Exhibits

Exhibit No.	Description
4.1	Form of 3.803% Rule 144A Global Debentures due 2042
4.2	Form of 3.803% Regulation S Global Debentures due 2042
99.1	Caterpillar Inc. press release dated August 27, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

Date: August 28, 2012

By: */s/James B. Buda*

Name: James B. Buda

Title: Senior Vice President and Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of 3.803% Rule 144A Global Debentures due 2042
4.2	Form of 3.803% Regulation S Global Debentures due 2042
99.1	Caterpillar Inc. press release dated August 27, 2012

EXHIBIT 4.1

THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF IS DEEMED TO HAVE AGREED TO BE BOUND BY THE PROVISIONS OF A REGISTRATION RIGHTS AGREEMENT (THE "REGISTRATION RIGHTS AGREEMENT") AMONG CATERPILLAR INC. AND THE LEAD DEALER MANAGERS NAMED THEREIN, DATED AS OF AUGUST 15, 2012. THE COMPANY WILL PROVIDE A COPY OF THE REGISTRATION RIGHTS AGREEMENT TO A HOLDER WITHOUT CHARGE UPON WRITTEN REQUEST TO ITS PRINCIPAL PLACE OF BUSINESS.

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THE HOLDER HEREOF, BY ACQUIRING THIS SECURITY, REPRESENTS THAT IT IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT ("RULE 144A")) AND AGREES FOR THE BENEFIT OF THE COMPANY THAT THIS SECURITY MAY NOT BE RESOLD, PLEDGED OR OTHERWISE TRANSFERRED PRIOR TO THE DATE WHICH IS ONE YEAR AFTER THE LATER OF THE ORIGINAL ISSUANCE DATE THEREOF AND THE LAST DATE ON WHICH THE COMPANY OR ANY AFFILIATE THEREOF WAS THE OWNER OF THIS SECURITY OR THE EXPIRATION OF SUCH SHORTER PERIOD AS MAY BE PRESCRIBED BY SUCH RULE 144 (OR ANY SUCCESSOR PROVISION) PERMITTING RESALES OF THIS SECURITY WITHOUT ANY CONDITIONS (THE "RESALE RESTRICTION TERMINATION DATE") OTHER THAN (1) TO THE COMPANY, (2) IN A TRANSACTION ENTITLED TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT, (3) SO LONG AS THIS SECURITY IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A, TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE RESALE, PLEDGE OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (4) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR 904 OF REGULATION S UNDER THE SECURITIES ACT, OR (5) IN ACCORDANCE WITH ANOTHER APPLICABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE FOREGOING RESTRICTIONS ON RESALE WILL NOT APPLY SUBSEQUENT TO THE RESALE RESTRICTION TERMINATION DATE. THE HOLDER OF THIS SECURITY ACKNOWLEDGES THAT THE COMPANY RESERVES THE RIGHT PRIOR TO ANY OFFER, SALE OR OTHER TRANSFER (A) PURSUANT TO CLAUSE (2) PRIOR TO THE RESALE RESTRICTION TERMINATION DATE, TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATIONS OR OTHER INFORMATION SATISFACTORY TO THE COMPANY AND (B) IN EACH OF THE FOREGOING CASES, TO REQUIRE THAT A CERTIFICATE AS TO COMPLIANCE WITH CERTAIN CONDITIONS TO TRANSFER IS COMPLETED AND DELIVERED BY THE TRANSFEROR TO THE COMPANY.

THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE OF A DEPOSITORY. THIS SECURITY IS EXCHANGEABLE FOR SECURITIES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITORY OR ITS NOMINEE ONLY IN THE LIMITED CIRCUMSTANCES HEREINAFTER DESCRIBED AND MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITORY TO A NOMINEE OF THE DEPOSITORY OR BY A NOMINEE OF THE DEPOSITORY TO ANOTHER NOMINEE OF THE DEPOSITORY.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO., OR SUCH OTHER NAME AS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY AND ANY PAYMENT HEREON IS MADE TO CEDE & CO., ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREON, CEDE & CO., HAS AN INTEREST HEREIN.

CATERPILLAR INC.

3.803% DEBENTURES DUE 2042

REGISTERED
NO. $

                                                                        CUSIP: 149123 CA7
                                                                        ISIN: US149123CA78

CATERPILLAR INC., a corporation duly organized and existing under the laws of the State of Delaware (herein called the "Company," which term includes any successor corporations under the Indenture hereinafter referred to), for value received, hereby promises to pay to Cede & Co., as nominee for The Depository Trust Company, or registered assigns, the principal sum of   DOLLARS ($) on August 15, 2042, subject to advancement as provided in Annex A hereto, and to pay interest thereon from August 15, 2012, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually on February 15 and August 15 of each year, commencing February 15, 2013, at the rate of 3.803% per annum, until the principal hereof is paid or made available for payment and (to the extent that the payment of such interest shall be legally enforceable) at the rate per annum borne by this Security on any overdue principal and on any overdue installment of interest. If an Interest Payment Date or maturity date is not a Business Day, interest or principal will be paid on the next Business Day. However, interest on the payments will not accrue for the period from the original payment date to the date the payment is made. Interest will be calculated based on a 360-day year consisting of twelve 30-day months. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in the Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on February 1 or August 1, as the case may be, immediately preceding such Interest Payment Date (whether or not a Business Day). Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

Payment of the principal of and interest on this Security due at Maturity in United States dollars will be made in immediately available funds to the depository or its nominee, provided that this Security is presented to the Trustee in time for the Trustee to make such payment in accordance with its normal procedures. Payment of interest (other than interest payable at Maturity) on this Security in United States dollars will be made by transfer of immediately available funds to the depository or its nominee.

By its acceptance of this Security (or any beneficial interest in this Security), each Holder thereof and each owner of a beneficial interest therein acknowledges the restrictions on transfer of this Security (and any such beneficial interest) set forth herein (including in the legend set forth on the face hereof) and in the Indenture and agrees that it shall transfer this Security (and any such beneficial interest) only in accordance with the Indenture, this Security and such legend.

If (i) the Company determines (upon the advice of counsel and after consideration of other certifications and evidence as the Company may reasonably require) that a Security of this series is eligible for resale pursuant to Rule 144 under the Securities Act (or a successor provision) without being subject to any conditions as provided in Rule 144 and that the legend set forth on the face hereof is no longer necessary or appropriate in order to ensure that subsequent transfers of the Security (or a beneficial interest therein) are effected in compliance with the Securities Act, (ii) a Security of this series is sold pursuant to an effective registration statement under the Securities Act, or (iii) a Security of this series is validly tendered and exchanged for a Security of this series pursuant to an effective registration statement under the Securities Act, then, in each such case, the Company may instruct the Trustee to cancel such Security and issue to the Holder thereof (or to its transferee) a new Security of like tenor and amount of this series, registered in the name of the Holder thereof (or its transferee), that does not bear the legend set forth on the face hereof, and the Trustee shall comply with such instruction.

This Security shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been manually signed by or on behalf of the Trustee under the Indenture.

This Security is one of a duly authorized issue of securities of the Company (herein called the "Securities"), issued and to be issued in one or more series under an Indenture, dated as of May 1, 1987 (as supplemented, the "Indenture"), between the Company and U.S. Bank National Association (as successor to Citibank, N.A., as successor to First National Bank of Chicago), as trustee (the "Trustee," which term includes any successor trustee under the Indenture), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof, limited initially in aggregate principal amount to $801,649,000 and increased as of the date hereof to an aggregate principal amount of $1,721,536,000.

The Holder of this Security is entitled to the benefits of the Registration Rights Agreement, including receipt of Additional Interest upon a Registration Default (as such terms are defined in the Registration Rights Agreement). The Company shall make payments of Additional Interest in accordance with the provisions set forth herein for the payment of regular interest.

The Company may from time to time, without notice to or the consent of the Holders of the Securities, create and issue further securities having the same terms as the Securities in all respects (except for the issue date, issue price, payment of interest accruing prior to the issue date

of the Securities and, in some cases, the initial interest payment date of the Securities), so that such additional securities may be consolidated and form a single series with the Securities and have the same terms as to status, redemption or otherwise as the Securities. If the additional securities are not fungible with the previously outstanding Securities for United States federal income tax purposes, such additional securities will have a separate CUSIP number.

The Securities shall have the redemption features summarized in Annex A to this Global Security.

The provisions for defeasance and covenant defeasance set forth in Sections 1302 and 1303 of the Indenture, respectively, will apply to the Securities of this series.

If any Event of Default with respect to Securities of this series shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of not less than 66 2/3% in principal amount of the Securities at the time Outstanding of each series to be affected. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and interest on this Security at the times, place and rate, and in the coin or currency herein prescribed.

As provided in the Indenture and subject to certain limitations therein and herein set forth, the transfer of this Security is registrable in the Security Register upon surrender of this Security for registration of transfer at the office or agency of the Company in any place where the principal of and interest on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of this series, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

This Security is a Global Security and shall be exchangeable for Securities registered in the names of Persons other than the depository with respect to this Global Security or its nominee only if (x) such depository notifies the Company that it is unwilling or unable to

continue as depository for this Global Security or at any time ceases to be a clearing agency registered as such under the Securities Exchange Act of 1934, as amended, (y) the Company executes and delivers to the Trustee a Company Order that this Global Security shall be exchangeable or (z) there shall have occurred and be continuing an Event of Default with respect to the Securities. If this Global Security is exchangeable pursuant to the preceding sentence, it shall be exchangeable for Securities issuable in a minimum denomination of $2,000 and integral multiples of $1,000 in excess thereof, registered in such names as such depository shall direct.

The Securities of this series are issuable only in registered form without coupons and when not represented by one or more Global Securities, (a) will be issuable in a minimum denomination of $2,000 and integral multiples of $1,000 in excess thereof and (b) as provided in the Indenture and subject to certain limitations therein set forth, will be exchangeable for a like aggregate principal amount of Securities of this series of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

This Security shall be governed by the laws of the State of New York.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.


*　　*　　*


IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed under its corporate seal.

Dated: August 27, 2012

[SEAL]

CATERPILLAR INC.

By: _____

      Name:

      Title:

Attest:

By: _____

      Name:

      Title:

TRUSTEE'S CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By _____

    Name:

    Title:

ANNEX A TO GLOBAL SECURITY

Optional Redemption

This Security may be redeemed in whole at any time or in part from time to time, at the Company's option, at a redemption price equal to the greater of:

- 100% of the principal amount of the Securities to be redeemed, or

- the sum of the present values of the remaining scheduled payments of principal and interest on the Securities to be redeemed, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 15.0 basis points,

in each case, plus accrued and unpaid interest on the principal amount being redeemed to the redemption date.

"Business Day" means any calendar day that is not a Saturday, Sunday or legal holiday in New York, New York and on which commercial banks are open for business in New York, New York.

"Comparable Treasury Issue" means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term ("Remaining Life") of the Securities to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the Remaining Life of such Securities.

"Comparable Treasury Price" means (1) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if, after seeking at least five Reference Treasury Dealer Quotations and excluding the highest and lowest Reference Treasury Dealer Quotations, the Independent Investment Banker obtains fewer than five such Reference Dealer Quotations, the average of all such quotations.

"Independent Investment Banker" means any of Barclays Capital Inc., Citigroup Global Markets Inc. and RBS Securities Inc. and any of their respective successors, as appointed by the Company, or, if any of the foregoing is unwilling or unable to select the Comparable Treasury Issue, a nationally recognized investment banking institution which is a Primary Treasury Dealer appointed by the Company.

"Primary Treasury Dealer" means a primary U.S. government securities dealer in New York, New York.

"Reference Treasury Dealer" means (1) any of Barclays Capital Inc., Citigroup Global Markets Inc. and RBS Securities Inc. and any of their respective successors, as appointed by the Company, provided, however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer (a "Primary Treasury Dealer"), the Company will substitute for

such dealer another Primary Treasury Dealer, and (2) any other nationally recognized Primary Treasury Dealer selected by the Independent Investment Banker and acceptable to the Company.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York, New York time, on the third Business Day preceding such redemption date.

"Treasury Rate" means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (or, if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month), or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield-to-maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price of such redemption date. The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

Holders of Securities to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days before the date fixed for redemption. If fewer than all of the Securities are to be redeemed, the Trustee will select the particular Securities or portions thereof for redemption from the outstanding Securities not previously called, pro rata or by lot, or in such other manner as the Company shall direct.

[FORM OF TRANSFER NOTICE]

FOR VALUE RECEIVED the undersigned registered holder hereby sell(s), assign(s) and transfer(s) unto

Insert Taxpayer Identification No.

_____

_____

(Please print or typewrite name and address including zip code of assignee)

the within Security and all rights thereunder, hereby irrevocably constituting and appointing

_____

attorney to transfer said Security on the books of the Company with full power of substitution in the premises.

In connection with any transfer of this Security occurring prior to the date that is one year after the later of the issue date of the Security and the last date on which the Company or any affiliate of the Company was the owner of this Security (or any predecessor of this Security), the undersigned confirms that:

Check One

[ ] (a) This Security is being transferred to the Company.

or

[ ] (b) This Security is being transferred in a transaction entitled to an exemption from registration provided by Rule 144 under the Securities Act.

or

[ ] (c) This Security is being transferred to a person whom the seller reasonably believes is a "qualified institutional buyer" within the meaning of Rule 144A purchasing for its own account or for the account of a qualified institutional buyer to whom notice is given that such transfer is being made in reliance on Rule 144A.

or

[ ] (d) This Security is being transferred in an offshore transaction in accordance with Rule 903 or 904 of Regulation S under the Securities Act.

or

[ ] (e) This Security is being transferred pursuant to (i) another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, or (ii) pursuant to an effective registration statement under the Securities Act.

In addition, in each of the cases set forth above, such transfer will be in accordance with any applicable securities laws of any State of the United States.

In connection with any offer, sale or transfer pursuant to (b) above, the Company and the Trustee shall have the right, prior any such offer, sale or transfer, to require the delivery of an opinion of counsel reasonably satisfactory to each of them.

In connection with any offer, sale or transfer pursuant to (a) through (e) above, the Company and the Trustee shall have the right, prior any such offer, sale or transfer, to require the delivery of a certification or other information reasonably satisfactory to each of them.

If none of the foregoing boxes is checked, the Trustee is not obligated to register this Security in the name of any Person other than the Holder hereof unless and until the conditions to any such transfer of registration set forth herein and in the Indenture have been satisfied.

Date:_____

                            _____
                            Seller

                            By_____

NOTICE: The signature to this assignment must correspond with the name as written upon the face of the within-mentioned instrument in every particular, without alteration or any change whatsoever.

Signature Guarantee:[1]   _____

                    By_____

                        To be executed by an executive officer

_____

[1] Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Registrar, which requirements include membership or participation in the Securities Transfer Association Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

SCHEDULE OF EXCHANGES OF SECURITIES

The following exchanges of a part of this Global Security for other Securities or a part of another Global Security have been made:

Date of Exchange	Amount of decrease in principal amount of this Global Security	Amount of increase in principal amount of this Global Security	Principal amount of this Global Security following such decrease (or increase)	Signature of authorized officer of Trustee

EXHIBIT 4.2

THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF IS DEEMED TO HAVE AGREED TO BE BOUND BY THE PROVISIONS OF A REGISTRATION RIGHTS AGREEMENT (THE "REGISTRATION RIGHTS AGREEMENT") AMONG CATERPILLAR INC. AND THE LEAD DEALER MANAGERS NAMED THEREIN, DATED AS OF AUGUST 15, 2012. THE COMPANY WILL PROVIDE A COPY OF THE REGISTRATION RIGHTS AGREEMENT TO A HOLDER WITHOUT CHARGE UPON WRITTEN REQUEST TO ITS PRINCIPAL PLACE OF BUSINESS.

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THE HOLDER HEREOF, BY ACQUIRING THIS SECURITY, AGREES THAT PRIOR TO THE EXPIRATION OF THE DISTRIBUTION COMPLIANCE PERIOD (AS DEFINED IN THE OFFICER'S CERTIFICATE ESTABLISHING THE TERMS OF THIS SECURITY), UNLESS THIS SECURITY IS REGISTERED UNDER THE SECURITIES ACT, THIS SECURITY MAY ONLY BE OFFERED, RESOLD OR OTHERWISE TRANSFERRED (A) INSIDE THE UNITED STATES TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT OR PURSUANT TO ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 903 OR 904 UNDER THE SECURITIES ACT AND, IN EACH CASE, IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION.

THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE OF A DEPOSITORY. THIS SECURITY IS EXCHANGEABLE FOR SECURITIES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITORY OR ITS NOMINEE ONLY IN THE LIMITED CIRCUMSTANCES HEREINAFTER DESCRIBED AND MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITORY TO A NOMINEE OF THE DEPOSITORY OR BY A NOMINEE OF THE DEPOSITORY TO ANOTHER NOMINEE OF THE DEPOSITORY.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO., OR SUCH OTHER NAME AS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY AND ANY PAYMENT HEREON IS MADE TO CEDE & CO., ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREON, CEDE & CO., HAS AN INTEREST HEREIN.

CATERPILLAR INC.

3.803% DEBENTURES DUE 2042

REGISTERED
NO. $

CUSIP: U14912 AB2
ISIN: USU14912AB24

CATERPILLAR INC., a corporation duly organized and existing under the laws of the State of Delaware (herein called the "Company," which term includes any successor corporations under the Indenture hereinafter referred to), for value received, hereby promises to pay to Cede & Co., as nominee for The Depository Trust Company, or registered assigns, the principal sum of   DOLLARS ($) on August 15, 2042, subject to advancement as provided in Annex A hereto, and to pay interest thereon from August 15, 2012, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually on February 15 and August 15 of each year, commencing February 15, 2013, at the rate of 3.803% per annum, until the principal hereof is paid or made available for payment and (to the extent that the payment of such interest shall be legally enforceable) at the rate per annum borne by this Security on any overdue principal and on any overdue installment of interest. If an Interest Payment Date or maturity date is not a Business Day, interest or principal will be paid on the next Business Day. However, interest on the payments will not accrue for the period from the original payment date to the date the payment is made. Interest will be calculated based on a 360-day year consisting of twelve 30-day months. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in the Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on February 1 or August 1, as the case may be, immediately preceding such Interest Payment Date (whether or not a Business Day). Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

Payment of the principal of and interest on this Security due at Maturity in United States dollars will be made in immediately available funds to the depository or its nominee, provided that this Security is presented to the Trustee in time for the Trustee to make such payment in accordance with its normal procedures. Payment of interest (other than interest payable at Maturity) on this Security in United States dollars will be made by transfer of immediately available funds to the depository or its nominee.

By its acceptance of this Security (or any beneficial interest in this Security), each Holder thereof and each owner of a beneficial interest therein acknowledges the restrictions on transfer of this Security (and any such beneficial interest) set forth herein (including in the legend set forth on the face hereof) and in the Indenture and agrees that it shall transfer this Security (and any such beneficial interest) only in accordance with the Indenture, this Security and such legend.

If (i) the Company determines (upon the advice of counsel and after consideration of other certifications and evidence as the Company may reasonably require) that a Security of this series is eligible for resale pursuant to Rule 144 under the Securities Act (or a successor provision) without being subject to any conditions as provided in Rule 144 and that the legend set forth on the face hereof is no longer necessary or appropriate in order to ensure that subsequent transfers of the Security (or a beneficial interest therein) are effected in compliance with the Securities Act, (ii) a Security of this series is sold pursuant to an effective registration statement under the Securities Act, or (iii) a Security of this series is validly tendered and exchanged for a Security of this series pursuant to an effective registration statement under the Securities Act, then, in each such case, the Company may instruct the Trustee to cancel such Security and issue to the Holder thereof (or to its transferee) a new Security of like tenor and amount of this series, registered in the name of the Holder thereof (or its transferee), that does not bear the legend set forth on the face hereof, and the Trustee shall comply with such instruction.

An owner of a beneficial interest in this Security may provide to the Trustee (and the Trustee shall accept) a written request, accompanied by a certification that such owner is either a non-U.S. person (within the meaning of Regulation S under the Securities Act) or a U.S. Person that purchased the Securities of such series in a transaction that did not require registration under the Securities Act, at any time after the relevant 40-day "distribution compliance period" as such term is defined in Regulation S under the Securities Act (the "Distribution Compliance Period"), which commences on the date this Security is issued (it being understood that the Trustee shall not accept any such request and certification during the Distribution Compliance Period). Promptly after acceptance of any such request and certification with respect to such a beneficial interest, the Trustee shall cause such beneficial interest to be exchanged for an equivalent beneficial interest in a Global Security of the same series that does not bear the Regulation S Restricted Legend (a "Permanent Regulation S Global Security"), and shall (i) permanently reduce the principal amount of this Security by the amount of such beneficial interest and (ii) increase the principal amount of such Permanent Regulation S Global Security by the amount of such beneficial interest.

Notwithstanding the immediately preceding paragraph, if after the Distribution Compliance Period any dealer or person receiving a selling concession, fee or other remuneration in respect of the Securities of this series owns a beneficial interest in this Security, such person may, upon written request to the Trustee accompanied by a certification as to its status as dealer or a person receiving a selling concession, fee or other remuneration in respect of the Securities, exchange such beneficial interest for an equivalent beneficial interest in a Permanent Regulation S Global Security, and the Trustee will comply with such request and shall (i) permanently reduce the principal amount of this Security by the amount of such beneficial interest and (ii) increase the principal amount of such Permanent Regulation S Global Security by the amount of such beneficial interest.

Notwithstanding anything to the contrary contained herein, beneficial interests in a Temporary Regulation S Global Security may be held through the Depository only through Euroclear Bank S.A./N.V., and its successors or assigns, as operator of the Euroclear System, or Clearstream Banking, *société anonyme*, Luxembourg, and their respective direct and indirect participants.

This Security shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been manually signed by or on behalf of the Trustee under the Indenture.

This Security is one of a duly authorized issue of securities of the Company (herein called the "Securities"), issued and to be issued in one or more series under an Indenture, dated as of May 1, 1987 (as supplemented, the "Indenture"), between the Company and U.S. Bank National Association (as successor to Citibank, N.A., as successor to First National Bank of Chicago), as trustee (the "Trustee," which term includes any successor trustee under the Indenture), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof, limited initially in aggregate principal amount to $801,649,000 and increased as of the date hereof to an aggregate principal amount of $1,721,536,000.

The Holder of this Security is entitled to the benefits of the Registration Rights Agreement, including receipt of Additional Interest upon a Registration Default (as such terms are defined in the Registration Rights Agreement). The Company shall make payments of Additional Interest in accordance with the provisions set forth herein for the payment of regular interest.

The Company may from time to time, without notice to or the consent of the Holders of the Securities, create and issue further securities having the same terms as the Securities in all respects (except for the issue date, issue price, payment of interest accruing prior to the issue date of the Securities and, in some cases, the initial interest payment date of the Securities), so that such additional securities may be consolidated and form a single series with the Securities and have the same terms as to status, redemption or otherwise as the Securities. If the additional securities are not fungible with the previously outstanding Securities for United States federal income tax purposes, such additional securities will have a separate CUSIP number.

The Securities shall have the redemption features summarized in Annex A to this Global Security.

The provisions for defeasance and covenant defeasance set forth in Sections 1302 and 1303 of the Indenture, respectively, will apply to the Securities of this series.

If any Event of Default with respect to Securities of this series shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of not less than 66 2/3% in principal amount of the Securities at the time Outstanding of each series to be affected. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and interest on this Security at the times, place and rate, and in the coin or currency herein prescribed.

As provided in the Indenture and subject to certain limitations therein and herein set forth, the transfer of this Security is registrable in the Security Register upon surrender of this Security for registration of transfer at the office or agency of the Company in any place where the principal of and interest on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of this series, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

This Security is a Global Security and shall be exchangeable for Securities registered in the names of Persons other than the depository with respect to this Global Security or its nominee only if (x) such depository notifies the Company that it is unwilling or unable to continue as depository for this Global Security or at any time ceases to be a clearing agency registered as such under the Securities Exchange Act of 1934, as amended, (y) the Company executes and delivers to the Trustee a Company Order that this Global Security shall be exchangeable or (z) there shall have occurred and be continuing an Event of Default with respect to the Securities. If this Global Security is exchangeable pursuant to the preceding sentence, it shall be exchangeable for Securities issuable in a minimum denomination of $2,000 and integral multiples of $1,000 in excess thereof, registered in such names as such depository shall direct.

The Securities of this series are issuable only in registered form without coupons and when not represented by one or more Global Securities, (a) will be issuable in a minimum denomination of $2,000 and integral multiples of $1,000 in excess thereof and (b) as provided in the Indenture and subject to certain limitations therein set forth, will be exchangeable for a like aggregate principal amount of Securities of this series of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

This Security shall be governed by the laws of the State of New York.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

*   *   *

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed under its corporate seal.

Dated: August 27, 2012

[SEAL]


CATERPILLAR INC.

By: _____

    Name:

    Title:


Attest:

By: _____

  Name:

  Title:

TRUSTEE'S CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.


U.S. BANK NATIONAL ASSOCIATION, as Trustee

By _____

Name:

Title:


ANNEX A TO GLOBAL SECURITY

Optional Redemption

This Security may be redeemed in whole at any time or in part from time to time, at the Company's option, at a redemption price equal to the greater of:

• 100% of the principal amount of the Securities to be redeemed, or

• the sum of the present values of the remaining scheduled payments of principal and interest on the Securities to be redeemed, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 15.0 basis points,

in each case, plus accrued and unpaid interest on the principal amount being redeemed to the redemption date.

"Business Day" means any calendar day that is not a Saturday, Sunday or legal holiday in New York, New York and on which commercial banks are open for business in New York, New York.

"Comparable Treasury Issue" means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term ("Remaining Life") of the Securities to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the Remaining Life of such Securities.

"Comparable Treasury Price" means (1) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if, after seeking at least five Reference Treasury Dealer Quotations and excluding the highest and lowest Reference Treasury Dealer Quotations, the Independent Investment Banker obtains fewer than five such Reference Dealer Quotations, the average of all such quotations.

"Independent Investment Banker" means any of Barclays Capital Inc., Citigroup Global Markets Inc. and RBS Securities Inc. and any of their respective successors, as appointed by the Company, or, if any of the foregoing is unwilling or unable to select the Comparable Treasury Issue, a nationally recognized investment banking institution which is a Primary Treasury Dealer appointed by the Company.

"Primary Treasury Dealer" means a primary U.S. government securities dealer in New York, New York.

"Reference Treasury Dealer" means (1) any of Barclays Capital Inc., Citigroup Global Markets Inc. and RBS Securities Inc. and any of their respective successors, as appointed by the Company, provided, however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer (a "Primary Treasury Dealer"), the Company will substitute for

such dealer another Primary Treasury Dealer, and (2) any other nationally recognized Primary Treasury Dealer selected by the Independent Investment Banker and acceptable to the Compny.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York, New York time, on the third Business Day preceding such redemption date.

"Treasury Rate" means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (or, if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month), or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield-to-maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price of such redemption date. The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

Holders of Securities to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days before the date fixed for redemption. If fewer than all of the Securities are to be redeemed, the Trustee will select the particular Securities or portions thereof for redemption from the outstanding Securities not previously called, pro rata or by lot, or in such other manner as the Company shall direct.

[FORM OF TRANSFER NOTICE]

FOR VALUE RECEIVED the undersigned registered holder hereby sell(s), assign(s) and transfer(s) unto

Insert Taxpayer Identification No.

_____

_____

(Please print or typewrite name and address including zip code of assignee)

the within Security and all rights thereunder, hereby irrevocably constituting and appointing

_____

attorney to transfer said Security on the books of the Company with full power of substitution in the premises.

In connection with any transfer of this Security, unless this security is registered under the Securities Act, the undersigned confirms that:

Check One

[ ] (a) This Note is being transferred inside the United States to (i) a "qualified institutional buyer" in compliance with Rule 144A under the Securities Act or (ii) pursuant to any other available exemption from the registration requirements of the Securities Act.

or

[ ] (b) This Note is being transferred outside the United States in compliance with Rule 903 or 904 under the Securities Act.

In addition, in each of the cases set forth above, such transfer will be in accordance with any applicable securities laws of any States of the United States or any other applicable jurisdiction.

In connection with any offer, sale or transfer pursuant to (a) or (b) above, the Company and the Trustee shall have the right, prior any such offer, sale or transfer, to require the delivery of a certification or other information reasonably satisfactory to each of them.

If none of the foregoing boxes is checked, the Trustee is not obligated to register this Security in the name of any Person other than the Holder hereof unless and until the conditions to any such transfer of registration set forth herein and in the Indenture have been satisfied.

Date:_____

_____

Seller

By_____

NOTICE: The signature to this assignment must correspond with the name as written upon the face of the within-mentioned instrument in every particular, without alteration or any change whatsoever.

Signature Guarantee:[1] _____

              By_____

                 To be executed by an executive officer

---

[1]Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Registrar, which requirements include membership or participation in the Securities Transfer Association Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

SCHEDULE OF EXCHANGES OF SECURITIES

The following exchanges of a part of this Global Security for other Securities or a part of another Global Security have been made:

Date of Exchange	Amount of decrease in principal amount of this Global Security	Amount of increase in principal amount of this Global Security	Principal amount of this Global Security following such decrease (or increase)	Signature of authorized officer of Trustee

EXHIBIT 99.1



August 27, 2012

Caterpillar contact:
Jim Dugan
Corporate Public Affairs
(309) 494-4100
Mobile (309) 360-7311
Dugan_Jim@cat.com

FOR IMMEDIATE RELEASE

<u>Caterpillar Announces Final Results of Exchange Offers</u>

PEORIA, Ill. - Caterpillar Inc. (NYSE: CAT) (the "Company") announced today the final results of its previously announced private offers to exchange certain of its outstanding debentures and senior notes (collectively, the "Old Debentures") for a combination of a new series of the Company's debentures due 2042 (the "New Debentures") and cash (the "Exchange Offers"). The Exchange Offers expired at 11:59 p.m., New York City time, on August 23, 2012 (the "Expiration Date").

Based on information provided by D.F. King & Co., Inc., the exchange agent for the Exchange Offers, as of the Expiration Date, $1,324,635,000 aggregate principal amount of the Old Debentures had been validly tendered for exchange and not validly withdrawn. Of that amount, $543,108,000 aggregate principal amount of (i) $7^3/_8$% Debentures due 2097, (ii) 6.95% Debentures due 2042, (iii) 8.250% Debentures due 2038, (iv) 7.30% Debentures due 2031 and (v) 6.625% Senior Debentures due 2028 (collectively, the "Any and All Debentures") were validly tendered prior to the early participation date on August 9, 2012 (the "Early Participation Date") and accepted for exchange on the early settlement date on August 15, 2012 (the "Early Settlement Date").

Final Results

In accordance with the terms and conditions of the Exchange Offers, the Company has accepted all of the $267,000 aggregate principal amount of Any and All Debentures that were validly tendered for exchange after the Early Participation Date but before the Expiration Date.

Based on information provided by D.F. King & Co., Inc., the aggregate principal amount of New Debentures issuable in exchange for all Any and All Debentures accepted for exchange by the Company (including the aggregate principal amount of New Debentures issued in exchange for Any and All Debentures on the Early Settlement Date), together with the aggregate principal amount of New Debentures issuable in exchange for the Company's 5.200% Senior Notes due 2041 and 6.050% Debentures due 2036 (the "Maximum Offer Debentures") validly tendered for exchange before the Expiration Date, does not exceed the maximum offers limit of $2.0 billion. Accordingly, the Company has accepted, in accordance with the terms and conditions of the Exchange Offers, all of the $781,260,000 aggregate principal amount of the Maximum Offer Debentures that were validly tendered and not validly withdrawn for exchange before the Expiration Date.

On August 27, 2012, the Company delivered New Debentures and cash in exchange for such additional Any and All Debentures and for all Maximum Offer Debentures accepted by the Company for exchange in accordance with the terms and conditions disclosed in the Company's Confidential Offering Memorandum dated July 27, 2012 (the "Confidential Offering Memorandum"). The aggregate principal amount of New Debentures issued in exchange for all Old Debentures pursuant to the Exchange Offers (including the aggregate principal amount of New Debentures issued on the Early Settlement Date) is $1,721,536,000.

The following table indicates, among other things, the principal amount of Old Debentures validly tendered as of the Early Participation Date and the Expiration Date, and the principal amount of Old Debentures accepted for exchange as of the Early Participation Date and the Expiration Date:

CUSIP Number	Title of Security	Principal Amount Outstanding	Principal Amount Tendered as of Early Participation Date	Principal Amount Accepted as of Early Participation Date	Principal Amount Tendered After the Early Participation Date but Before the Expiration Date	Aggregate Total Principal Amount Accepted as of Expiration Date
149123BE0	$7^3/_8$% Debentures due 2097	$300,000,000	$53,885,000	$53,885,000	—	$53,885,000
149123BK6	6.95% Debentures due 2042	$250,000,000	$89,988,000	$89,988,000	$150,000	$90,138,000
149123BR1	8.250% Debentures due 2038	$250,000,000	$184,796,000	$184,796,000	—	$184,796,000
149123BJ9	7.30% Debentures due 2031	$350,000,000	$107,774,000	$107,774,000	—	$107,774,000
149123BF7	6.625% Senior Debentures due 2028	$300,000,000	$106,665,000	$106,665,000	$117,000	$106,782,000
149123BS9	5.200% Senior Notes due 2041	$1,250,000,000	$491,045,000	N/A	$275,000	$491,320,000
149123BN0	6.050% Debentures due 2036	$750,000,000	$289,940,000	N/A	—	$289,940,000

The New Debentures have not been registered under the Securities Act of 1933 (the "Securities Act") or any state securities laws. Therefore, the New Debentures may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws. The Company has entered into a registration rights agreement with respect to the New Debentures.

This press release is not an offer to sell or a solicitation of an offer to buy any security. The Exchange Offers are being made solely pursuant to the Confidential Offering Memorandum and related letter of transmittal and only to such persons and in such jurisdictions as is permitted under applicable law.

This press release contains certain statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "will be," "will," "would," "expect," "anticipate," "plan," "project," "intend," "could," "should" or other similar words or expressions often identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding our outlook, projections, forecasts or trend descriptions. These statements do not guarantee future performance, and we do not undertake to update our forward-looking statements.

About Caterpillar:

For more than 85 years, Caterpillar Inc. has been making sustainable progress possible and driving positive change on every continent. With 2011 sales and revenues of $60.138 billion, Caterpillar is the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines, industrial gas turbines and diesel-electric locomotives. The company also is a leading services provider through Caterpillar Financial Services, Caterpillar Remanufacturing Services, Caterpillar Logistics Services and Progress Rail Services.